SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of: November 2005
Commission File Number: 000-31815
HYDROGENICS CORPORATION - CORPORATION HYDROGENIQUE
(Exact name of registrant as specified in its charter)
5985 MCLAUGHLIN ROAD, MISSISSAUGA, ONTARIO L5R 1B8, CANADA
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐   Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐

EXHIBIT LIST
SIGNATURE
EX-99.1: FINANCIAL STATEMENTS
EX-99.2: FINANCIAL CONDITION
EX-99.3: PRESS RELEASE
EX-99.4: CERTIFICATIONS
EX-99.5: 3RD QUARTER RESULTS

EXHIBIT LIST

Exhibit	Description
99.1	Third Quarter 2005 Interim Consolidated Financial Statements and Results of Operations

99.2	Third Quarter 2005 Management’s Discussion and Analysis of Financial Condition and Results of Operations

99.3	Press Release dated November 4, 2005

99.4	Certifications pursuant to Canadian law

99.5	PowerPoint Presentation Entitled “Third Quarter Results”

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 4, 2005

HYDROGENICS CORPORATION
By:	/s/ Lawrence E. Davis
	Name:	Lawrence E. Davis
	Title:	Chief Financial Officer